                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under (Rule 13d-101) of the Securities Exchange Act of 1934
                               (Amendment No. 15)

               BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12017N105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 12, 1999

             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                              (Page 1 of 7 Pages)
                        (Continued on following pages)

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                                  SCHEDULE 13D

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CUSIP No. 12017N105                                            Page 2 of 8 Pages
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1        NAMES OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             KARPUS MANAGEMENT, INC. d/b/a KARPUS INVESTMENT MANAGEMENT

             I.D. # 16-1290558

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2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*           (a)  /  /
                                                                      (b)  /X /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                  AF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)

         /   /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK

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  NUMBER OF               7      SOLE VOTING POWER

   SHARES                               96,550 Shares

BENEFICIALLY
                          ------------------------------------------------------
OWNED BY EACH             8      SHARED VOTING POWER

 REPORTING
                          ------------------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER

                                        96,550 Shares

                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER



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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  96,550 Shares

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                      /    /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        12.78%

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14       TYPE OF REPORTING PERSON*

                  IA

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1          Security and Issuer
                Common Stock
                Bull & Bear U.S. Government Securities Fund, Inc. ("BBG")
                11 Hanover Square
                New York, New York 10005
ITEM 2          Identity and Background
                a) Karpus Management, Inc. d/b/a Karpus Investment Management
                   ("KIM")
                   George W. Karpus, President, Director, & controlling stockholder JoAnn VanDegriff, Vice President and Director
                   Sophie Karpus, Director
                b) 14 Tobey Village Office Park
                   Pittsford, New York 14534
                c) Principal business and occupation - Investment
                   Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e., fixed income investments).
                d) None of George W. Karpus, JoAnn VanDegriff or
                   Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal offence (excluding traffic violations).
                e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                f) Each of the Principals is a United States citizen.
                   KIM is a New York State corporation.
ITEM 3          Source and Amount of Funds or Other Considerations.
                KIM, an independent investment advisor, has accumulated shares of the common stock of BBG on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4          Purpose of Transaction

              Initially, Karpus Investment Management ("KIM") Shares for investment purposes only. The profile of the Fund, being a conservative, high credit quality fixed income fund, met the investment criteria of the Accounts.

     The poor performance of the Fund (verified by Lipper Analytical Services citing BBG to be in the bottom 10 performers in the Closed-End Bond Category, Wall Street Journal June 30,1998 issue) coupled with uncontrolled expenses, forced KIM to take steps to seek the termination of the Investment Manager of the Fund. On November 20, 1998 KIM issued a definitive proxy statement which asked shareholders to terminate the Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and the Fund at the Fund's 1998 annual meeting. KIM also enlisted shareholder support to withhold their vote for the Fund's Director, Frederick Parker, to vote to reject Fund's auditor, Tait Weller & Baker, and to vote against the name change of the Fund to Bexil Corporation. The Fund's auditor was rejected, which consequently means that the Fund is presently acting without a ratified independent auditor. On December 22, 1998 the Fund announced that Frederick Parker had been elected as Director.

     Even thought the name change of the Fund was defeated by the shareholders, the Fund announced on December 22, 1998, that on Monday, December 21, 1998 Bull & Bear U.S. Government Securities Fund, Inc. would commence doing business under the trade name of Bexil Corporation. KIM believes that this is an attempt at circumventing the wishes of the shareholders to achieve the desired agenda of the Fund and the Fund's Board of Directors.

     KIM believed that voting irregularities may have occurred at the Annual Meeting of stockholders and requested review of the votes at the time of the meeting. KIM and KIM representatives were told by Mr. Thomas Windmill the scheduled meeting and at the adjourned meeting later in the day, that he would take this under advisement, with no direct answer being given. In an effort to avoid the expense of litigation to enable KIM to review the voting records of the meeting, on December 21, 1998 KIM's attorney delivered a letter via facsimile to the counsel for BBG, again requesting such review. Neither KIM nor KIM's attorneys' received an answer regarding this request. KIM asserted its rights to review and on December 22, 1998 KIM initiated an action seeking to compel the Fund to make its voting records available for inspection. KIM prevailed in this action. On February 25, 1999 a review of the voting record of the Annual Meeting was conducted by a neutral party, CT Corporation, Inc. ("CT"), pursuant to a confidentiality agreement. Shortly thereafter, CT provided a report of its review of the election results, stating that 141,000 shareholders who voted by proxy card submitted to KIM were erroneously excluded for the vote on Karpus' proposal to terminate Bull & Bear Advisers, Inc. as the Fund's investment manager.

     KIM believes that the Management of the Fund disseminated false and misleading proxy materials to the shareholders in soliciting votes at the annual meeting. The Fund reported misleading Morningstar rankings in which return of capital was reported as part of the Fund's yield. Return of capital is not part of yield. Even thought the Fund made an attempted correction, KIM believes that this was too late for shareholders to receive, having already cast votes based on misleading information, and that this correction was not prominently displayed so as to attract the attention of shareholders receiving the corrected letter.

     KIM also believes that the Fund did not report the actual reason for proposing the name change of the Fund to Bexil Corporation. The Fund purported the reason "to enhance the acceptance of the Fund's shares in the marketplace" and that the Fund's Directors has approved the name change of July 16, 1998. Bull & Bear Group had negotiated a sale of its discount brokerage subsidiary, Bull & Bear Securities, Inc., inclusive of all intellectual property rights in the name "BULL & BEAR" name to RBC Holdings (USA) Inc, an affiliate of Royal Bank of Canada, for $6 million in cash. There was no disclosure to the shareholders in any proxy materials of this possibility, or the financial benefit to the Windmill Family, three of which serve as Directors of the Fund.

     It is the belief of KIM, had the Fund provided complete and accurate disclosure to


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its shareholders, KIM would have prevailed in terminating the investment management contract of the Fund.

     It is the belief of KIM the Board has consistently approved actions, which are not in the best interest of the stockholders. Fund's Management recommended changing the Fund's format from open end to closed end in 1996. This has resulted in the Fund trading at a substantial discount to net asset value. (The average price discount to net asset value has been -9.89% for the time period of November 14, 1997 through April 2, 1999). The Board has recommended in September of 1997 and in July of 1998 in a preliminary proxy filing to change the Fund to a 50/50 "balanced" approach. This change would have required a vote of the stockholders since it would have changed the fundamental investment policy of the Fund. These proposals appear to have been abandoned by the Fund. Instead the Board has approved the intention to invest up to 35% of the Funds' assets in equity and other securities without shareholder approval.

     KIM has repeatedly voiced its opinion to Fund's Management that these changes are not in the best interest of the stockholders of the Fund. It is the opinion of KIM that this "balanced" approach could lead to further widening of the discount to net asset value at which the Fund currently trades.

     The "Accounts" for which KIM is the Investment Manager are each managed by individual investment guidelines, which may restrict or prohibit the Account from investing in equity and other types of securities. KIM believes that if the Accounts were forced to sell a considerable amount of shares, this would be devastating to the market price of BBG, and may create further losses for stockholders. KIM has confirmed from the Fund's annual report that there is very low equity exposure, 2.62%, as of December 31,1998, which is acceptable to the majority of the Accounts that hold the Fund. This equity exposure presently represents less than 1/10th of 1% of the assets of each Account. Each Account has been given the option of holding or disposing of Shares.

     KIM also believes that the Fund attempted to mislead shareholders into believing that the returns have been stellar. According to tax information generated by the Fund, there was no return of capital. Many shareholders have already filed their taxes and paid more tax than necessary. KIM believes that 19.74% of the dividends reported by the Fund has been return of capital and not ordinary income. This information means that each "individual" investor (those who would file taxes based on income), if they had used the information originally provided by the Fund, paid too much in taxes and have not reduced the cost basis of their investment in the Fund. It is the opinion of KIM that this creates an inappropriate tax cost when and if shares are sold for "individuals". To the knowledge of KIM, the Fund has not made this information readily available to all shareholders and has not issued corrected 1099's to shareholders.

                                   NEW ACTION

     On March 31, 1999, KIM formally petitioned the Securities and Exchange Commission for issuance of a "Cessation of existence as an investment company" under Section 8(f) of the Investment Company Act of 1940. This application calls for the Fund being immediately liquidated with net asset value being paid out to stockholders.

     With expense ratios being one of the highest of any Fund in its category, the absence of an elected auditor, and the desire of the Board of Directors to achieve its own goals with disregard for the votes of the shareholders (i.e. name change of the Fund), KIM believes that management of the Fund must be stopped from further squandering of shareholder assets. It is the belief of KIM, that the shareholders have refused the previous auditors of Tait Weller & Baker due to uncontrolled expenses within the Fund.

     On April 9, 1999, the Fund filed with the Securities and Exchange Commission a preliminary proxy statement seeking stockholders to (1) consider and vote upon approval of the Fund's independent auditors for the fiscal year ending June 30, 1999, (2) to consider and vote upon amendment of the Fund's charter to change the Fund's name to Bexil U.S. Government Securities Fund, Inc., (3) to act upon if presented, a stockholder proposal submitted by Karpus Management Inc., d/b/a Karpus Investment Management proposing: The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended, or restated, between Bull & Bear Advisers, Inc and Bull & Bear U.S. Government Securities Fund, Inc. shall be terminated promptly following the meeting of stockholders of the Fund at which this proposal is approved.

     KIM will be soliciting the support of the Fund's stockholders to vote against the election of the auditor selected by the Board of Directors, to vote against the name change to Bexil U.S. Government Securities Fund, Inc. and to vote for the KIM proposal to terminate the Investment Management Agreement between the Adviser and the Fund.

     KIM believes that the stockholders deserve compensation for the sale of the name "Bull & Bear" to RBC Holdings Inc., a subsidiary of Royal Bank of Canada. The Fund has offered no compensation to the stockholders in terms of the associated goodwill and name recognition that has been paid for at shareholder expense. However, the Winmill Family has received 6 million dollars for the sale of Bull & Bear Discount Brokerage and all rights to the name "Bull & Bear". KIM believes shareholders should receive $500,000. for giving up the name "Bull & Bear" as compensation.

     KIM also believes that the stockholders should refuse to accept any auditor that is presented to the stockholders for acceptance. The outrageous expenses experienced within the Fund must stop. Stockholders should refuse any and all suggested auditors presented to the stockholders for acceptance. By refusing to accept an auditor, KIM believes that the Fund may be forced by the Securities and Exchange Commission to liquidate the Fund and stockholders would receive NAV for their shares which is about 6% higher than the current market price.

     KIM is seeking the termination of the Investment Management Agreement in hopes of liquidating the Fund or possibly merging the Fund into a larger fund with a superior investment performance. KIM believes that it is working for the financial benefit of all stockholders.

                                   Litigation

     On February 19, 1998, KIM filed a suit against the Fund in the Circuit Court for Baltimore City, Maryland (Case No. 9805505) for the purpose of inspecting the books and obtaining a listing of stockholders of the Fund. The Fund had denied KIM. access to such records, alleging improper purposes, which consequently forced litigation to secure the stockholder rights KIM was entitled to under the State Law of Maryland. The estimated cost of litigation was $5,000-$10,000. When legal fees exceeded $45,000, because of various discovery efforts and motions by the Fund to prevent access to records

KIM made the conscious decision that the costs associated with asserting its rights, as representing ownership of over 5% of the outstanding shares, became not economically prudent to pursue. KIM presented to the Fund a Stipulation of Voluntary Dismissal in September of 1998, pursuant to Maryland Rule 2-506(a)(2), for the voluntary dismissal of this action with prejudice with each party bearing its own costs and legal fees. Both parties agreed upon this Voluntary Dismissal with prejudice.

     On February 19, 1998, about two hours after KIM filed its' Maryland suit, the Fund filed suit against KIM, Inc. in the United States District Court, Southern District of New York (Civil Action No 98 Civ. 1190) alleging that KIM had violated Section 16(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under such Act.

     KIM has repeatedly and vigorously denied these allegations, which it believes to be lacking merit. The Fund has requested the Court's consent to file a First Amended Complaint on October 28,1998. In this proposed amended complaint BBG demands that "KIM will immediately divest its client's holdings in BBG, in excess of 3%, on a schedule to be determined by the Court, not to exceed six months, to protect BBG and its investors from any negative financial impact on BBG caused by KIM's breaches of the anti-pyramiding rule:" (Anti-pyramiding rule refers to the Investment Company Act Section 12 (d) (1) (A), 15 U.S. C. 80a-12(d) (1)(A), which provides in relevant part: "It shall be unlawful for any
 .... investment company .... to purchase or otherwise acquire any security issued by any registered investment company ("the acquired company"), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate: (i) More than three per centum of the total outstanding voting stock of the acquired company...). KIM believes that this claim is completely without merit, as KIM is a registered investment adviser and is not an Investment Company. KIM believes this divestiture could cause more harm to stockholders than any claim that is alleged in the original complaint. The outcome of this matter can not be predicted with certainty.

     On December 22, 1998 KIM initiated action in the United States District Court for the District of Maryland (Northern Division) in the form of a one-count complaint seeking to compel BBG to make its voting records available for inspection. After preliminary proceedings, BBG was ordered to produce the voting records and production was made on February 25, 1999. The Fund has asserted counter-claims against KIM claiming misleading proxy statement in connection with the 1998 proxy contest and is seeking to invalidate votes cast by KIM supporters. The Fund is also claiming defamation damages. KIM is vigorously defending these claims. The outcome of this matter can not be predicted with certainty.

ITEM 5       Interest in Securities of the Issuer
             a) As of the date of this Report, KIM owns beneficially 96,550 shares which represents 12.78% of the outstanding Shares. None of the Principals owns any other Shares.
             b) KIM has the sole power to dispose of and to vote all of such
                Shares under limited powers of attorney.
             c) Open market sales for the Accounts' for the past 90 days.
             d) As of December 24, 1998, KIM's voting power and dispositive power with respect to 7,500 shares was withdrawn and, according


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                the shares were not beneficially owned by KIM.

                          PRICE PER
DATE           SHARES       SHARE

     3/11/99         -500      12.562
     3/11/99         -500      12.625
     3/16/99       -1,100      12.562
     3/19/99         -200       12.75
     3/19/99       -2,900      12.875
      4/5/99       -2,000      12.812
      4/5/99         -800       12.75

      4/6/99       -1,000      12.875
      4/7/99         -600      12.875
      4/8/99       -2,000      12.937
      4/8/99         -100       13.00
      4/9/99         -400       13.00

                KIM reserves all rights to purchase or dispose of shares.
                e.) The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares.
                None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.
ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.
ITEM 7          Materials to be Filed as Exhibits
                None

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 12, 1999                                   Karpus Management, Inc.
--------------
    Date

                                                 By:
                                                    ---------------------------
                                                    George W. Karpus
                                                    President